CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum	Amount of
Title of Each Class of Securities to be	Amount to be	Offering Price per	Aggregate Offering Price	Registration
Registered	Registered	Share (1)	(1)	Fee (1)(2)
Common Stock, par value $1.00	7,391,000	$24.59	$181,744,690	$10,156

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) of the Securities Act of 1933, as amended, based on the average of the high and low prices of the shares reported on the New York Stock Exchange on March 10, 2009.

(2) Pursuant to Rule 457(p) under the Securities Act of 1933, as amended, filing fees of $186,083 were previously paid with respect to unsold securities registered pursuant to a registration statement on Form S-3 (No. 333-86874), initially filed by Honeywell International Inc. on April 24, 2002. Those fees have been carried forward for application in connection with offerings under this registration statement. Pursuant to Rule 457(p), after application of $1,719 with respect to the shares of common stock to be registered hereunder, as well as the previous application of the aggregate $184,364 fee with respect to the (i) 8,112,500 shares of common stock registered for sale or resale and (ii) offerings by the company of (a) $600,000,000 3.875% Senior Notes Due 2014 and $900,000,000 5.000% Senior Notes Due 2019 in February 2009, (b) $600,000,000 4.250% Senior Notes Due 2013 and $900,000,000 5.300% Senior Notes Due 2018 in February 2008, (c) $500,000,000 Floating Rate Senior Notes Due 2009 and $400,000,000 5.625% Senior Notes Due 2012 in July 2007 and (d) $400,000,000 5.30% Senior Notes Due 2017 and $600,000,000 5.70% Senior Notes Due 2037 in March 2007, no amount remains available for the remainder of the fee owed with respect to the common stock to be registered hereunder or future registration fees. Accordingly, an additional amount of $8,437 has been paid for a total registration fee of $10,156 with respect to this offering.

PROSPECTUS SUPPLEMENT (To Prospectus dated December 18, 2008)	Filed Pursuant to Rule 424(b)(5) Registration No. 333-141013

7,391,000 Shares

Honeywell International Inc.

Common Stock
_________________

     The Honeywell International Inc. Master Retirement Trust (the “Selling Stockholder”) is offering 7,391,000 shares of common stock of Honeywell International Inc. (“Honeywell”) contributed by Honeywell to the Selling Stockholder from time to time in one or more private transactions.

     In addition to the shares of common stock to be offered by this prospectus supplement, as of March 13, 2009, the Selling Stockholder owned 153,400 shares of common stock managed externally by various investment advisers.

     Honeywell’s common stock is listed on the New York Stock Exchange, the Chicago Stock Exchange and the London Stock Exchange under the symbol “HON.” On March 16, 2009, the last reported sale price of Honeywell’s common stock on the New York Stock Exchange was $27.06.

     Investing in our common stock involves certain risks. You should carefully consider the risks described under the “Risk Factors” section of the accompanying prospectus and our filings with the Securities and Exchange Commission.

_________________

     This prospectus supplement should be read in conjunction with, and may not be delivered or utilized without, the prospectus dated December 18, 2008.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is March 16, 2009

Honeywell International Inc.

Common Stock

     This prospectus covers the resale, from time to time, by Honeywell International Inc. Master Retirement Trust (the “Selling Stockholder”), of shares of common stock, par value $1.00 per share, of Honeywell International Inc. (“Honeywell”). The shares of common stock to which this prospectus relates (i) will be contributed by Honeywell to the Selling Stockholder, from time to time, in one or more private transactions, or (ii) may be purchased by the Selling Stockholder in the open market. The number of shares to be sold by the Selling Stockholder shall be specified from time to time in a prospectus supplement. The shares of common stock will be held by The Northern Trust Company, the trustee of the Selling Stockholder (the “Trustee”), and sold upon the instructions from an independent, third party investment fiduciary. The investment fiduciary will be chosen by Honeywell’s Pension Investment Committee (the “PIC”) under a delegation of authority from the Retirement Plans Committee of the board of directors of Honeywell, and appointed by the PIC to instruct the Trustee. The investment fiduciary will determine the time and manner of sale of the shares of common stock. See “Selling Shareholder” and “Plan of Distribution.”

     The shares of common stock to which this prospectus relates may be sold from time to time through public or private transactions on or off the United States exchanges on which our common stock is traded, and at prevailing market prices or negotiated prices, all as more fully described under “Plan of Distribution.”

     This prospectus describes the general manner in which the shares of common stock may be offered or sold by the Selling Stockholder. If necessary, the specific manner in which shares of our common stock may be offered or sold will be described in a prospectus supplement.

     The proceeds from the sale of the shares of common stock to which this prospectus relates are solely for the account of the Selling Stockholder. Honeywell will not receive any of the proceeds from such sales. See “Use of Proceeds.”

_________________

     Our common stock is listed on the New York Stock Exchange, the Chicago Stock Exchange and the London Stock Exchange under the symbol “HON.” On December 17, 2008, the last reported sale price of our common stock on the New York Stock Exchange was $32.82.

_________________

Investing in our common stock involves certain risks. See “Risk Factors” on page 1.

_________________

     Neither the Securities and Exchange Commission (“SEC”) nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is December 18, 2008

_________________

     We have not authorized anyone to give any information or make any representation about the offering that is different from, or in addition to, that contained in this prospectus, any prospectus supplement, the related registration statement or in any of the materials that we have incorporated by reference into this prospectus. Therefore, if anyone does give you information of this type, you should not rely on it. If you are in a jurisdiction where offers to sell, or solicitations of offers to purchase, the securities offered by this prospectus are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this prospectus does not extend to you. The information contained in this prospectus speaks only as of the date of this prospectus unless the information specifically indicates that another date applies.

i

ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement that Honeywell filed with the SEC utilizing a “shelf” registration process. Under this process, the Selling Stockholder may offer our shares of common stock in one or more offerings. Some transactions in which the Selling Stockholder offers shares of our common stock under this registration statement may require that we provide a prospectus supplement that will contain additional information about the terms of that offering. A prospectus supplement may also add, update or change information contained in this prospectus. If there is any inconsistency between the information in this prospectus and any applicable prospectus supplement, you should rely on the information in the applicable prospectus supplement.

     This prospectus provides you with a general description of our shares of common stock. To understand the terms of our securities, you should carefully read this document with any related prospectus supplement. You should also read the documents we have referred you to in “Where You Can Find More Information About Honeywell” below for information on Honeywell and our financial statements.

     In this prospectus and any prospectus supplement, unless otherwise specified, the terms “Honeywell,” “we,” “us” or “our” mean Honeywell International Inc. and its consolidated subsidiaries.

     Unless otherwise stated, currency amounts in this prospectus and any prospectus supplement are stated in United States dollars, or “$.”

ii

HONEYWELL

     Honeywell International Inc. is a diversified technology and manufacturing company, serving customers worldwide with aerospace products and services, control, sensing and security technologies for buildings, homes and industry, turbochargers, automotive products, specialty chemicals, electronic and advanced materials, and process technology for refining and petrochemicals. Honeywell was incorporated in Delaware in 1985 and its principal executive offices are located at 101 Columbia Road, Morristown, New Jersey, 07962-2497. Its main telephone number is (973) 455-2000.

RISK FACTORS

     Investing in Honeywell’s common stock involves risk. Before making an investment decision, you should carefully consider the risks disclosed in Honeywell’s most recent annual and quarterly reports filed with the SEC, as well as other information Honeywell includes or incorporates by reference in this prospectus or any prospectus supplement. These risks could materially affect Honeywell’s business, results of operations or financial condition and cause the value of Honeywell’s common stock to decline. You could lose all or part of your investment.

USE OF PROCEEDS

     The proceeds from the sale of the common stock to which this prospectus relates are solely for the account of the Selling Stockholder. Honeywell will not receive any of the proceeds from such sales.

SELLING STOCKHOLDER

     This prospectus covers the resale, from time to time, by the Selling Stockholder, of shares of common stock, par value $1.00 per share, of Honeywell. The number of shares to be sold by the Selling Stockholder shall be specified from time to time in a prospectus supplement.

     Year-to-date asset returns for Honeywell’s U.S. pension plans are significantly below our expected rate of return due to adverse conditions in the financial markets. In order to improve the funded status of these plans, Honeywell presently expects to contribute an aggregate of up to $1 billion of shares of Honeywell common stock to the Selling Stockholder over the period ending December 31, 2009. Honeywell contributed approximately $200 million of shares of Honeywell common stock to the Selling Stockholder on December 18, 2008. The shares of common stock to which this prospectus relates (i) have been or will be contributed by Honeywell to the Selling Stockholder, from time to time, in one or more private transactions, or (ii) may be purchased by the Selling Stockholder in the open market.

     The Selling Stockholder is a tax-qualified trust that holds the assets for most of our U.S. defined benefit pension plans. We make contributions to the Selling Stockholder from time to time in amounts that are not less than the minimum amount required under, or more than the maximum deductible amount permitted by, the Internal Revenue Code.

     The registration of the shares of common stock does not necessarily mean that the Selling Stockholder will sell all or any of the shares of common stock registered by the Registration Statement of which this prospectus forms a part. The Selling Stockholder may offer and sell all or any portion of the shares of common stock covered by this prospectus and any applicable prospectus supplement from time to time, but is under no obligation to offer or sell any such shares. Because the Selling Stockholder may sell, transfer or otherwise dispose of all, some or none of the shares of common stock covered by this prospectus, or may acquire additional shares from us or in the market in the future, we cannot determine the number of such shares of common stock that will be sold, transferred or otherwise disposed of by the Selling Stockholder or the amount or percentage of shares of common stock that will be held by the Selling Stockholder upon termination of any particular offering. See “Plan of Distribution.”

     The shares of common stock are held in the custody of The Northern Trust Company, 50 South LaSalle Street, Chicago, IL 60675, as the Trustee. Honeywell currently has on-going banking relationships with the Trustee in the ordinary course of business and expects to continue to have similar relationships with the Trustee in the future. The shares of common stock will be held in a separate investment account at the Trustee. An independent, third party investment fiduciary will be chosen by the PIC under a delegation of authority from the Retirement Plans Committee of the board of directors of Honeywell and appointed by the PIC to instruct the Trustee as to any disposition of the shares of common stock. The investment fiduciary will have sole authority to manage the shares of common stock, subject to general investment criteria established by the PIC, and the sole power to vote and to dispose of the shares of common stock.

     In addition to the shares of common stock (i) contributed or to be contributed by Honeywell to the Selling Stockholder, from time to time, in one or more private transactions, or (ii) to be purchased by the Selling Stockholder in the open market, the Selling Stockholder owned 110,600 shares of common stock as of December 17, 2008 managed externally by various investment advisers. The shares offered by this prospectus and the 110,600 shares managed externally by investment advisers for the Selling Stockholder are the only shares of common stock owned by the Selling Stockholder as of December 17, 2008.

DESCRIPTION OF COMMON STOCK

General

     As of the date of this prospectus, we are authorized to issue up to 2,000,000,000 shares of common stock. At September 30, 2008, we had approximately 958 million shares of common stock issued (including approximately 231 million shares held in treasury) and had reserved approximately 123 million shares of common stock for issuance under various employee or director incentive compensation and option plans. The American Stock Transfer & Trust Company is the transfer agent and registrar for our common stock. Shares of our common stock are listed on the New York Stock Exchange, the Chicago Stock Exchange and the London Stock Exchange under the symbol “HON.”

     The following summary is not complete. You should refer to the applicable provision of Honeywell’s charter and by-laws and to Delaware corporate law for a complete statement of the terms and rights of our common stock.

Dividends

     Holders of common stock are entitled to receive dividends when, as and if declared by the board of directors of Honeywell, out of funds legally available for their payment, subject to the rights of holders of any preferred stock outstanding.

Voting Rights

     Each holder of common stock is entitled to one vote per share. Subject to any rights of the holders of any series of preferred stock pursuant to applicable law or the provision of the certificate of designations creating that series, all voting rights are vested in the holders of shares of common stock. Holders of shares of common stock have noncumulative voting rights, which means that the holders of more than 50% of the shares voting for the election of directors can elect 100% of the directors, and the holders of the remaining shares voting for the election of directors will not be able to elect any directors.

Rights Upon Liquidation

     In the event of Honeywell’s voluntary or involuntary liquidation, dissolution or winding up, the holders of common stock will be entitled to share equally in any of Honeywell’s assets available for distribution after the payment in full of all debts and distributions and after the holders of any series of outstanding preferred stock have received their liquidation preferences in full.

Other Rights

     Holders of shares of common stock are not entitled to preemptive rights. Shares of common stock are not convertible into shares of any other class of capital stock. If we merge or consolidate with or into another company and as a result our common stock is converted into or exchangeable for shares of stock, other securities or property (including cash), all holders of common stock will be entitled to receive the same kind and amount of consideration per share of common stock.

Possible Anti-Takeover Provisions

     Honeywell’s charter and by-laws provide:

  that the board of directors may establish the number of seats on the board, subject to the right of preferred stockholders to elect directors in certain circumstances and shareowners’ rights to set the number of seats upon the vote of holders of a majority of the outstanding shares of common stock;

  that vacancies on the board of directors other than at the annual meeting are filled by a vote of the remaining directors;

  that special meetings of shareowners generally may be called by the chief executive officer, by a majority of the authorized number of directors, or by the holders of not less than twenty-five percent of the outstanding shares of Honeywell common stock;

  that action may be taken by shareowners only at annual or special meetings and not by written consent; and

  that advance notice must be given to Honeywell for a shareowner to nominate directors for election at a shareowner meeting.

     Any of these provisions could delay, deter or prevent a tender offer for or attempted takeover of Honeywell.

     Our charter permits us to issue up to 40,000,000 shares of preferred stock with terms which may be set by the board of directors of Honeywell or a committee of our board of directors. That preferred stock could have terms that could delay, deter or prevent a tender offer or takeover attempt of Honeywell.

     Under Delaware law, an acquirer of 15% or more of our shares of common stock must wait three years before a business combination with us unless one of the following exceptions is available:

  approval by our board of directors prior to the time the acquirer became a 15% shareowner of Honeywell;

  acquisition of at least 85% of our voting stock in the transaction in which the acquirer became a 15% shareowner of Honeywell; or

  approval of the business combination by our board of directors and two-thirds of our disinterested shareowners.

PLAN OF DISTRIBUTION

     The Selling Stockholder may, upon the instructions from the independent, third party investment fiduciary, sell all or a portion of the shares of common stock to which this prospectus relates either (1) on the markets in which our common stock is traded or (2) through underwriters or in privately negotiated transactions.

     Market sales may be effected from time to time in one or more transactions (which may involve block transactions):

  on any of the U.S. securities exchanges on which our common stock is listed, including the New York Stock Exchange, in transactions that may include special offerings, exchange distributions pursuant to and in accordance with the rules of such exchanges;

  in the over-the-counter market;

  in transactions otherwise than on such exchanges or in the over-the-counter market; or

  in a combination of any such transactions.

     Such transactions may be effected by the Selling Stockholder, upon instructions from the independent, third party investment fiduciary, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices. The Selling Stockholder will act independently of us with respect to the timing, manner and size of each sale.

     The Selling Stockholder may, upon instructions from the independent, third party investment fiduciary, effect such transactions by selling shares of common stock to or through broker-dealers. Such broker-dealers may receive compensation in the form of discounts or commissions from the Selling Stockholder and may receive commissions from the purchasers of shares for whom they may act as agent in amounts to be negotiated. Such compensation may be received if the broker-dealer acts as either an agent or as a principal. The Selling Stockholder does not expect these discounts or commissions to exceed what is customary in the types of transactions involved. Any offering price, and any discounts or concessions allowed or reallowed or paid to dealers, may be changed from time to time.

     The Selling Stockholder may, upon instructions from the independent, third party investment fiduciary, cause such transactions to be conducted via an underwritten offering. In the case of an underwritten offering, a prospectus supplement with respect to an offering of shares of common stock will set forth the terms of the offering of the shares of common stock, including the name or names of the underwriters, the purchase price and the proceeds to the Selling Stockholder from such sale, any underwriting discounts and other items constituting underwriters’ compensation, the public offering price and any discounts or concessions allowed or reallowed or paid to dealers. The shares of common stock will be acquired by the underwriters for their own account and may be sold from time to time in one or more transactions at a fixed public offering price determined at the time of sale. Unless otherwise set forth in the prospectus supplement, the obligations of the underwriters to purchase shares of common stock will be subject to conditions precedent and the underwriters will be obligated to purchase all the shares of common stock if any are purchased. The public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

     The aggregate proceeds to the Selling Stockholder will be the purchase price of the shares of common stock, less discounts and commissions, if any.

     In offering the shares of common stock covered by this prospectus, the Selling Stockholder and any broker-dealers, underwriters or agents who execute sales for the Selling Stockholder may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, as amended (the “Securities Act”) in connection with such sales. Any profits realized by the Selling Stockholder and the compensation of any broker-dealer, underwriter or agent may be deemed to be underwriting discounts and commissions. We know of no existing arrangements between the Selling Stockholder and any broker-dealer, underwriter or other agent relating to the sale or distribution of the shares of common stock. Honeywell has not engaged any broker-dealer, underwriter or agent in connection with the distribution of the shares of common stock.

     Under the terms of any particular transactions, dealers, underwriters or agents may be entitled to indemnification by us against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which the agents, dealers or underwriters may be required to make in respect thereof.

     Agents and underwriters may be engaged in transactions with, or perform commercial or investment banking or other services for, us or our subsidiaries or affiliates, in the ordinary course of business.

     All of the shares of common stock will be listed on the New York Stock Exchange, the Chicago Stock Exchange and the London Stock Exchange. Any agents or underwriters to whom the shares of common stock are sold may make a market in our common stock. However, those agents or underwriters will not be obligated to do so and may discontinue any market making at any time without notice.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

     The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2007 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

     With respect to the unaudited financial information of Honeywell International Inc. for the three, six and nine-month periods ended March 31, 2008 and 2007, June 30, 2008 and 2007 and September 30, 2008 and 2007, incorporated by reference in this Prospectus, PricewaterhouseCoopers LLP reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate reports dated April 18, 2008, July 18, 2008 and October 17, 2008 incorporated by reference herein, states that they did not audit and they do not express an opinion on that unaudited financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. PricewaterhouseCoopers LLP is not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their report on the unaudited financial information because that report is not a "report" or a "part" of the registration statement prepared or certified by PricewaterhouseCoopers LLP within the meaning of Sections 7 and 11 of the Act.

LEGAL OPINIONS

     Certain legal matters will be passed upon for Honeywell by Jacqueline Whorms, Esq., Assistant General Counsel, Corporate Finance, of Honeywell. As of December 18, 2008, Ms. Whorms beneficially owned 875 shares of Honeywell common stock obtainable through the exercise of options and had 1,400 restricted units and options to acquire 7,000 shares of Honeywell common stock, 875 of which had vested as of December 18, 2008.

WHERE YOU CAN FIND MORE INFORMATION ABOUT HONEYWELL

     We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s public reference room located at 100 F Street N.E. Washington DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov.

     You may also inspect reports, proxy statements and other information about Honeywell at the offices of the New York Stock Exchange, 20 Broad Street, New York, NY 10005; and the Chicago Stock Exchange, One Financial Place, 440 South LaSalle Street, Chicago, IL 60605.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The SEC allows us to “incorporate by reference” into this prospectus the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and information filed with the SEC after the date of this prospectus will update and supersede information on file with the SEC as of the date of this prospectus. We incorporate by reference:

  Annual Report on Form 10-K for the fiscal year ended December 31, 2007;

  Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2008, June 30, 2008 and September 30, 2008; and

  Current Reports on Form 8-K filed on February 19, 2008, February 27, 2008, April 7, 2008, May 1, 2008, May 16, 2008, June 11, 2008, July 28, 2008, October 2, 2008, December 12, 2008 and December 17, 2008.

     We incorporate by reference additional documents that we may file with the SEC after the date of this prospectus. These documents include periodic reports, which may include Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

     You can obtain any of the documents incorporated by reference in this prospectus through us, or from the SEC through the SEC’s web site at the address provided above. Documents incorporated by reference are available from us without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this prospectus. You can obtain documents incorporated by reference in this prospectus and a copy of the indenture and other agreements referred to in this prospectus free of charge by requesting them in writing or by telephone from us at the following address and telephone number:

Honeywell International Inc.
101 Columbia Road
P.O. Box 4000
Morristown, NJ 07962-2497
Attention: Vice President and Secretary
Telephone No.: (973) 455-2000

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

     This prospectus contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are those that address activities, events or developments that we or our management intends, expects, projects, believes or anticipates will or may occur in the future. They are based on management’s assumptions and assessments in the light of past experience and trends, current conditions, expected future developments and other relevant factors. They are not guarantees of future performance, and actual results, developments and business decisions may differ from those envisaged by our forward-looking statements. Our forward-looking statements are also subject to risks and uncertainties, which can affect our performance in both the near- and long-term. These forward-looking statements should be considered in light of the information included in this prospectus, including the information under the heading “Risk Factors” and the description of trends and other factors in Management’s Discussion and Analysis of Financial Condition and Results of Operations set forth in our Annual Report on Form 10-K for the year ended December 31, 2007, which is incorporated herein by reference, and in our other filings with the SEC.